FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of October, 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ K. VAN DER GRAAF
                                                         By  K. VAN DER GRAAF
                                                             DIRECTOR



                                                        /S/ R. KUGLER
                                                        By  R. KUGLER
                                                            DIRECTOR


Date: October 23 2007

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 23 October 2007
                            Transactions in Own Shares

Exhibit 99





23 October 2007


Unilever NV - Transactions in Own Shares - - 5% stake in own issued share capital

Unilever NV announces that on 22 October 2007 it purchased 397,972 Unilever NV ordinary shares (in the form of depositary receipts thereof) at prices between euro 22.11 and euro 22.30 per share. The purchased shares will be held as treasury shares.

Unilever NV also announces that 4,239 Unilever NV ordinary shares held as treasury shares were released under Employee Share Plans.

Following the above purchase and release, Unilever NV together with subsidiary companies holds 5% of its issued share capital. The 5% stake is composed of 100,311,554 NV ordinary shares with a nominal value of euro 0.16 (including 2,703,697 NV NY shares each representing a NV ordinary share with a nominal value of euro 0.16) held by Unilever NV. In addition, subsidiary companies hold 15,010,339 Unilever NV NY shares (each representing a NV ordinary share with a nominal value of euro 0.16) and 2,400 special shares with a nominal value of euro 428.57. In total Unilever NV holds 115,321,893 ordinary NV shares (including NV NY shares) in treasury and has 1,599,405,807 ordinary NV shares (including NV NY shares) in circulation.


Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam (Tel. +31 10 217 4844)

Unilever PLC: Tim Johns, Press Office, London (Tel. +44 20 7822 6805)




SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.